Exhibit 99.1

Crdentia Corp. Announces That Thomas Herman Joins Its Board of Directors

SAN FRANCISCO, CA- (BUSINESS WIRE)-September 25, 2003--Crdentia Corp. (OTCBB:CRNC), announced today that Thomas Herman has agreed to join its Board of Directors effective immediately. Mr. Herman has over 35 years experience in managing companies, orchestrating mergers, acquisitions, and capital raising activities.

Since July of this year, Mr. Herman has served as the president and chief operating officer of Good Guys (NASDAQ: GGUY), a $700 million retailer of consumer electronics products. Prior to this appointment, Mr. Herman served as the managing partner of Oak Harbor Partners, LLC, a boutique financial services firm that specializes in mergers, acquisitions and financed business expansion. Previously, Mr. Herman served as president and chief executive officer of an eLearning start-up focused on employment law. Other highlights of his career include numerous executive management positions with major national and regional publicly and privately held companies, including
Lucky Stores, Grand Auto, The San Francisco Music Box Company, American Fashion Jewelry and Delta California Industries.

Mr. Herman also founded Aimfair Inc., a firm that acted as intermediary assisting clients in either selling businesses, raising capital for their growth initiatives or acquiring companies that fit their acquisition profile. Aimfair participated in over 35 transactions for its middle market clients. Mr. Herman earned his BS Degree from the University of Oregon and a MBA in Finance from University of California, Berkeley. He has served on a number of Boards of Directors in the for-profit and not-for-profit sectors.

About Crdentia Corp.

Crdentia Corp. seeks to capitalize on an opportunity that currently exists in the healthcare industry by targeting the critical nursing shortage issue. There are many small companies that are addressing the rapidly expanding needs of the healthcare industry. Unfortunately, due to their relatively small capitalization, they are unable to maximize their potential, obtain outside capital or expand. By consolidating well-run small private companies into a larger public entity, Crdentia intends to facilitate access to capital, the acquisition of technology, and expanded distribution that, in turn, drive internal growth.

Forward Looking Statements

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Among the important factors which could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those discussed in "Risk Factors" in the Company's Forms 10-KSB, Forms 10-QSB, and other filings with the Securities and Exchange Commission. Such risk factors include, but are not limited to, a limited operating history with earnings; reliance on the Company's management team, members of which have other business interests; the ability to successfully implement the Company's business plan; the ability to continue as a going concern; the ability to fund the Company's business and acquisition strategy; the growth of the temporary healthcare professional staffing business; difficulty in managing operations of acquired businesses; uncertainty in government regulation of the healthcare industry; and the limited public market for the Company's common stock. The actual results that the Company achieves may differ materially from any forward-looking statements due to such risks and uncertainties. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Crdentia Corp.
James D. Durham, CEO and Chairman
415-543-1535
www.crdentia.com